Aetos Capital Multi-Strategy Arbitrage Fund, LLC

875 Third Avenue

New York NY 10022

VIA EDGAR

September 17, 2008

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	AETOS CAPITAL MULTI-STRATEGY ARBITRAGE FUND, LLC (the “Fund”) Application for Withdrawal of Registration Statement on Form N-14 (the “Registration Statement”) and Pre-Effective Amendment No. 1 / Amendment No. 1 to the Registration Statement (Securities Act File No. 333-152477, Investment Company Act File No. 811-21061)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Fund hereby makes this application for withdrawal of the Registration Statement on Form N-14 (the “Registration Statement”) (Securities Act File No. 333-152477, Investment Company Act File No. 811-21061), filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2008 (Accession No. 0001193125-08-156172) and Pre-Effective Amendment No. 1 under the Securities Act / Amendment No. 1 under the Investment Company Act to the Registration Statement (the “Amendment”), filed with the Commission on September 15, 2008 (Accession No. 0001193125-08-196166; with the Registration Statement and the Amendment collectively being the “Prior Filings”). None of the Fund’s securities have been sold in connection with the Prior Filings, and the Registration Statement has not been declared effective by the Commission. The merger that is the subject of the Prior Filings has not yet occurred.

The Prior Filings were inadvertently filed using the EDGAR code for the filing of a registration statement on Form N-14 for business combinations by open-end investment companies rather than the code for business combinations by closed-end investment companies, such as the Fund. Accordingly, we hereby request that the Prior Filings be withdrawn. In connection thereof, the Fund is re-filing, on or about the date hereof, a Registration Statement on Form N-14, utilizing the EDGAR code appropriate for such filings.

Pursuant to the foregoing, we hereby respectfully request that a written order granting the withdrawal of the Prior Filings be issued by the Commission as soon as possible. Please fax a copy of the written order as soon as it is available to the attention of the undersigned at (212) 201-2525, and to the attention of our counsel, Jeremy Senderowicz of Clifford Chance US LLP, at (212) 878-8375.

If you have any questions regarding this application, please do not hesitate to contact Mr. Senderowicz at (212) 878-3412.

Very truly yours,

AETOS CAPITAL MULTI-STRATEGY ARBITRAGE FUND, LLC

By:	/s/ Reid Conway
Reid Conway
Assistant Secretary